Kiromic BioPharma, Inc.

7707 Fannin, Suite 140

Houston, TX 77054

October 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kiromic BioPharma, Inc. Registration Statement on Form S-1, as amended File No. 333- 238153

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Kiromic BioPharma, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Thursday, October 15, 2020, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Respectfully submitted,

Kiromic BioPharma, Inc.

By:	/s/ Maurizio Chiriva Internati
Name:	Maurizio Chiriva Internati
Title:	Chief Executive Officer